Exhibit 6.2

CYTONICS CORPORATION

NONQUALIFIED STOCK OPTION AGREEMENT

This Nonqualified Stock Option Agreement (the "Agreement") is entered into between Cytonics Corporation, a Florida corporation (the "Company"), and the recipient identified on the signature page hereof and on Annex A to this Agreement (the "Recipient"), as of the Date of Grant specified on Annex A.

Preliminary Statements

Pursuant to the Cytonics Corporation 2018 Stock Incentive Plan (the “Plan”), Recipient has received an Award consisting of a Nonqualified Stock Option, which is subject to the terms and conditions of the Plan and of this Agreement (including Annex A hereto). Recipient desires to accept the Award and in consideration of the Award, agrees to be bound by the terms and conditions of the Plan and this Agreement. Capitalized terms used but not otherwise defined in this Agreement have the meanings given to them in the Plan.

Agreement

1.       Grant of Option. In consideration of service to the Company, the Company grants to the Recipient, as of the Date of Grant, in accordance with and subject to the terms and conditions of the Plan and of this Agreement, an Award of a Nonqualified Stock Option (the "Option") to purchase the number of shares of Common Stock set forth on Annex A (the “Option Shares”). The Option shall be subject to forfeiture as provided in this Agreement, and shall be subject to the provisions of the Plan, which is incorporated herein by reference. Recipient acknowledges receipt of a copy of the Plan. The exercise price per Option Share, the type of Option, and certain other terms and conditions of the Option, shall be as set forth on Annex A.

2.       Vesting. The Option shall be subject to vesting in accordance with the vesting schedule set forth on Annex A. The Option shall only be exercisable with respect to the number of Option Shares as to which the Option has become vested. Until the Option is exercised, the Recipient shall not possess any rights as a shareholder of the Company with respect to the Option Shares.

3.       Manner of Exercise. The Option, or any portion thereof, may be exercised only in accordance with the terms of the Plan and solely by delivery to the Company’s Chief Executive Officer, Chief Financial, or any other Company officer designated by the chief executive officer, of all of the following items prior to the expiration or termination of the Option.

(a)       The Recipient or other person entitled to exercise the Option must sign and deliver a written notice stating that the Option or portion thereof is thereby exercised, which notice must comply with all applicable rules (if any) established by the Committee.

658 W Indiantown Rd. Suite 214 Jupiter, FL 33458

(b)       The Recipient or other person entitled to exercise the Option must deliver full payment for the Option Shares with respect to which the Option or portion thereof is exercised either (i) in cash or by certified check or (ii) by the Company's refraining from issuing ("Share Withholding"), pursuant to an instruction from the Recipient, a portion of the Option Shares having a Fair Market Value equal to the full exercise price. If, by reason of an election to pay the exercise price through Share Withholding, the net number of Option Shares issuable includes a fractional share, the Company shall pay to the Recipient promptly following exercise an amount equal to the Fair Market Value of that fractional share as of the date the Option was exercised.

(c)       The Recipient or other person entitled to exercise the Option must pay or reimburse the Company for all applicable federal, state, local and other withholding in respect of taxes that may be due from the Company or the Recipient in connection with the exercise of the Option, by delivery of either a certified check payable to the Company or a wire transfer in the amount of the applicable withholding tax obligations imposed on the Recipient and the Company by reason of the exercise of the Option, or a written election to satisfy all or any portion of such obligations through Share Withholding. The Company shall not be required to issue any Option Shares to the Recipient in connection with the exercise of the Option if the Recipient fails to satisfy the tax withholding obligations provided herein, to the reasonable satisfaction of the Company. Should the Recipient elect to satisfy his or her obligations with respect to tax withholding through Share Withholding, the actual number of Option Shares to be issued to the Recipient shall be reduced by a number of whole shares of Common Stock which, when multiplied by the Fair Market Value of the Common Stock on the exercise date of the Option, equals the tax withholding amount which the Recipient has elected to satisfy in this manner. If the Recipient fails to timely satisfy the Recipient's tax withholding obligations with respect to the exercise of the Option, then at the election of the Company, the Recipient shall be deemed to have elected to satisfy such obligations through Share Withholding. If a Recipient's tax withholding obligations are satisfied through Share Withholding, the Company will not issue fractional Option Shares but will round down the net number of Option Shares to be issued to the nearest whole share and will increase the dollar amount deemed withheld by the Fair Market Value of any such fractional share.

(d)       The Recipient or other person entitled to exercise the Option must sign and deliver a bona fide written representation and agreement, in a form satisfactory to the Committee, stating that the Option Shares are being acquired for their own account, for investment and without any present intention of distributing or reselling said Shares or any of them except as may be permitted under the Securities Act of 1933, as amended (the "Act"), and then applicable rules and regulations thereunder, and that the Recipient or other person then entitled to exercise the Option will indemnify the Company against and hold it free and harmless from any loss, damage, expense or liability resulting to the Company if any sale or distribution of the Option Shares is contrary to the representation and agreement referred to above. The Committee may, in its absolute discretion, take whatever additional actions it deems appropriate to ensure the observance and performance of these representations and agreement and to effect compliance with all federal and state securities laws or regulations.

658 W Indiantown Rd. Suite 214 Jupiter, FL 33458

(e)       If the Option or any portion thereof is exercised pursuant to Section 5 of this Agreement by any person other than the Recipient, that person must deliver appropriate proof, satisfactory to the Committee, of the right of that person to exercise the Option.

4.       Forfeiture. If the Recipient's relationship with the company, including but not limited to direct employment, consulting contract, position as a director or advisory board member, or other position of service to the Company (the “Employment”), terminates for any reason, the Recipient shall forfeit all of their rights and interest in any portion of the Option that is not vested as of the date of termination of Employment.

5.       Duration of the Option. Except as set forth below, the Option will expire on the Option Expiration Date set forth in Annex A. If a Recipient dies, an Option granted to the Recipient will expire on the one-year anniversary of the Recipient’s death, or if earlier, the original expiration date of the Option. If the Recipient terminates Employment or services with the Company because of their Disability, an Option granted to the Recipient will expire on the one year anniversary of the Recipient’s last day of Employment or services, or, if earlier, the original expiration date of the Option. If the Recipient terminates Employment or services with the Company as a result of their retirement in accordance with the Company’s normal retirement policies, an Option granted to the Recipient will expire 180 days following the Recipient’s last day of Employment or services, or, if earlier, the original expiration date of the Option. If the Company terminates the Recipient’s Employment or services other than for cause an Option granted to the Recipient will expire 180 days following the last day of the Recipient’s Employment or services, or, if earlier, the original expiration date of the Option, unless the Committee sets an earlier or later expiration date on the Date of Grant or a later expiration date subsequent to the Date of Grant but prior to 180 days following the Recipient’s last day of Employment or services. If the Recipient’s Employment or service relationship with the Company terminates for any reason other than the foregoing reasons, an Option granted to the Recipient will expire 30 days following the last day of the Recipient’s Employment or services with the Company, or, if earlier, the original expiration date of the Option.

6.       Restrictions on Transferability. The Option shall not be transferable except to Recipient's personal representative in the event of Recipient's death after the Option has vested.

7.       Applicable Law. The validity, interpretation, and enforcement of the Agreement are governed in all respects by the laws of Florida and the United States of America.

8.       Successors. This Agreement shall inure to the benefit of, and be binding upon, the Company and the Recipient and their heirs, legal representatives, successors and permitted assigns.

9.       Severability. In the event that any one or more of the provisions or portion thereof contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, the same shall not invalidate or otherwise affect any other provisions of this Agreement, and this Agreement shall be construed as if the invalid, illegal or unenforceable provision or portion thereof had never been contained herein.

658 W Indiantown Rd. Suite 214 Jupiter, FL 33458

10.       Duplication. The recipient confirms and acknowledges that this agreement supersedes and replaces any and all prior Stock Option Agreements issued by Cytonics Corporation in the name of the recipient including any promises, commitments, or agreements issued or executed with the same or different terms, provisions, rights, and privileges. The recipient will return any and all prior agreements that have been issued or executed by the company prior to executing this agreement.

IN WITNESS WHEREOF, the Company and the Recipient have executed and delivered this Agreement effective as of the __th day of ________ in the year 20__.

CYTONICS CORPORATION

By:

Name: _________________________________

Title:__________________________________

RECIPIENT

By:

Name:

658 W Indiantown Rd. Suite 214 Jupiter, FL 33458

ANNEX A

Stock Option Award
Terms and Conditions

Recipient:

Date of Grant:

Type of Award:	Nonqualified Stock Option

Number of Option Shares:

Exercise Price per Share:

Option Expiration Date:	XX Year Anniversary of Date of Grant

Option Vesting Schedule:	Prorated Quarterly over XX months (XX,XXX per quarter)

Terms and Conditions:	Effectiveness of the grant is conditioned upon the recipient entering into a Stock Option Agreement, in the form approved by the Board for use under the 20018 Stock Incentive Plan.

_____ (Initial) CYTONICS CORPORATION

_____ (Initial) RECIPIENT

658 W. Indiantown Rd. Suite 214 Jupiter FL 33458